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                                                        SEC FILE NUMBER
                                                            0-12499
                                                 -------------------------------
                                                          CUSIP NUMBER
                                                          32020N-10-8
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form l0-K [ ]Form 20-F [ ]Form 11-K [ ]Form l0-Q [ ]Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

First Financial Bancorp
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Full Name of Registrant

 N/A
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Former Name if Applicable

701 South Ham Lane
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Address of Principal Executive Office (Street and Number)

Lodi, California 95242-3537
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


-------- -----------------------------------------------------------------------
         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
   |X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
-------- -----------------------------------------------------------------------

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,, N-SAR, N-CSR, or the transition report a portion or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Several days prior to the filing deadline for the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, the registrant became aware of an impending lawsuit that certain shareholders had expressed their intent to file. The lawsuit would allege various charges of breach of fiduciary duty and corporate mismanagement and request damages of at least $10,000,000. The registrant requires additional time to evaluate the allegations in this proposed action with the assistance of its legal advisors to determine the appropriate disclosure which should be made in the relevant items of Form 10-K. In addition, the registrant requires additional time to review with its independent accountants whether the proposed action will have any impact on the financial statements and footnotes thereto to be included in the annual report.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Allen R. Christenson                   209                        367-2054
-----------------------           --------------            --------------------
      (Name)                       (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The response to Part IV is incorporated by reference to Items 7 and 9 of the Registrant's Current Report on Form 8-K dated March 5, 2004 and to the response under Part III of this notification.

================================================================================

                             First Financial Bancorp
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2004       By:         /s/ Allen R. Christenson
                              --------------------------------------------------
                                           Allen R. Christenson
                                        Senior Vice President and
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================